UNITED STATES OF AMERICA
                 Before the
     SECURITIES AND EXCHANGE COMMISSION


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              In the Matter of

NATIONAL FUEL GAS COMPANY                                 EIGHTEENTH
LEIDY HUB, INC.                                           CERTIFICATE
ELLISBURG-LEIDY NORTHEAST HUB COMPANY                     PURSUANT TO
                                                            RULE 24
File No. 70-8417

(Public Utility Holding Company Act of 1935)
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                  In accordance  with the terms of the Order dated July 29, 1994 issued to National Fuel Gas Company ("National") authorizing Leidy Hub, Inc., a subsidiary of National to enter into a partnership with Hub Services, Inc., a subsidiary of Natural Gas Clearinghouse (File No. 70-8417, HCAR No. 35-26093), attached as Exhibit A is a balance sheet for Ellisburg-Leidy Northeast Hub Company (the Partnership) at March 31, 1998. The Partnership did not have any income statement activity during the three months ended March 31, 1998. Exhibit B is the income statement of Leidy Hub, Inc. for the three and twelve months ended March 31, 1998, and Exhibit C is the balance sheet for Leidy Hub, Inc. at March 31, 1998.

                  IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 4th day of May, 1998.



                  LEIDY HUB, INC. AND NATIONAL FUEL GAS COMPANY



                  By /s/Gerald T. Wehrlin
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                                Gerald T. Wehrlin
                    Secretary and Treasurer, Leidy Hub, Inc.
                      Controller, National Fuel Gas Company


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                                  EXHIBIT INDEX
                               (File No. 70-8417)
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(1)     Exhibit A -  Balance Sheet of Ellisburg-Leidy Northeast Hub Company as
                     of March 31, 1998.

(2)     Exhibit B -  Income Statement of Leidy Hub, Inc. for the Three and
                     Twelve Months Ended March 31, 1998.

(3)     Exhibit C -  Balance Sheet of Leidy Hub, Inc. as of March 31, 1998.